Exhibit 11.1

CODE OF CONDUCT FOR EXECUTIVE PERSONNEL OF

BANCO SANTANDER CHILE AND SUBSIDIARIES

TABLE OF CONTENTS

I	General Provisions

II	Basic Principles

III	Conflicts of Interest

IV	Confidentiality

V	External Relations and Relations with Authorities

VI	Disciplinary Functions

VII	Compliance Committee

VIII	Term of Validity and Repeal

IX	Knowledge and Acceptance of the Code of Conduct

I. General Provisions

1. Scope of Application

This Code of Conduct is applicable in general fashion to persons who, by virtue of their position or job, have or develop executive responsibilities and functions at institutions of Banco Santander Chile and its subsidiaries, hereinafter identified as “Executives” or “the Executive.”

Banco Santander-Chile is understood as the Bank and its subsidiaries; Grupo Santander Central Hispano is understood as Banco Santander Central Hispano, S.A. and all the subsidiaries in Spain and international subsidiaries whose management is directly or indirectly controlled by the Group.

The Compliance Committee is responsible for determining which members of the Banco Santander Chile personnel have the status of Executives for the purposes of this Code of Conduct.

2. Compliance Undertaking

Executives shall comply with the rules prescribed in this Code, which contains a set of precepts that must guide their conduct in connection with the services rendered by Banco Santander Chile and its subsidiaries at all times.

As Executives of Banco Santander Chile and its subsidiaries, and to achieve a better performance of their assigned responsibilities, they must know and disseminate, abide by, and defend the provisions of this Code of Conduct in their teams and work groups.

3. In Accordance with the Law

Since observance of and compliance with the law is a key guiding principle of activity at Banco Santander Chile and its subordinates, the Executives of the institutions which comprise it shall strictly comply with all the laws, regulations, and legal rules in force for persons who perform activities in the respective territorial jurisdiction, as well as the codes of conduct adopted by the regulatory agencies, if any.

4. Organization

The bodies responsible for issues to which this Executive Code of Conduct refers are the Compliance Committee and the Director of Compliance.

II. Basic Principles

1. Professional Ethics

Banco Santander Chile and its subsidiaries expect a fair, impartial, and honest professional conduct on the part of all the Executives, in their actions both within and outside the institution at which they are employed, as well as their participation in said institution’s social commitment as a member of the community in which it is located.

Executives shall refrain from participating, on behalf of the institution of Banco Santander Chile and its subsidiaries at which they are employed, in transactions linked or related in any fashion to personal or family interests, and shall likewise refrain from exerting influence on the approval of credit facilities in which they have any such interests.

Executives must take every possible precaution to avoid allowing personal interests to influence their judgment, their actions, or the professional advice they give in any trial, legal action, or professional advising activity in which they are called upon to engage on behalf of Banco Santander Chile and its subsidiaries.

In general, all Executives must refrain from having business relations with any institution of the Bank and its subsidiaries above and beyond a strict customer relationship, except with the prior written authorization of the Compliance Committee or the Director of Compliance.

No Executive shall attempt to attract business to Banco Santander Chile and its subsidiaries through illegal or immoral activities, or activities which violate the provisions of this Code of Conduct.

The acceptance of any kind of income or commission arising from transactions conducted on behalf of Banco Santander Chile and its subsidiaries, as well as the receipt of personal benefits from the Executive’s work and position, are prohibited.

No Executive shall give special treatment or special working conditions on the basis of personal or family relations. All professional decisions they are called upon to make regarding persons shall be adopted impartially and objectively, always acting in the interest of Banco Santander Chile and its subsidiaries.

Frequent visits to gambling casinos, and gambling in general, are discouraged. In no case may said activities be conducted with customers, suppliers, intermediaries, or counterparts.

Any Executive who is denounced, charged, or accused in a criminal proceeding must inform his/her immediate superior thereof, within the seven days following service of process therein; the superior shall promptly inform the Director of Compliance.

2. Dedication

The Executives must dedicate all the effort and ability to the institution that is needed for the optimum performance of their functions, and must bear the additional responsibilities the institution may assign them.

They may not perform labor or professional services, compensated or not, for customers of Banco Santander Chile and its subsidiaries without express authorization from the Director of Compliance, nor for other financial institutions or companies or persons whose activities compete with those of Banco Santander Chile and its subsidiaries.

3. Professionalism

No activities of any kind that might be expected to impair the institution’s interests or image, or undermine the Executive’s independence, shall be performed.

Executives shall exercise due prudence and care in the performance of the tasks they undertake, basing the opinions and recommendations they express on sufficient, verified, and reliable data.

Executives shall act in the determination of the prices for the transactions in which they take part on the basis of the applicable rules for the type of transaction in question, and if appropriate, the rules and tariffs adopted by Banco Santander Chile and its subsidiaries. Any exceptions must be within the limits for which each Executive is authorized by his/her superior.

Executives shall accurately record transactions in the accounting and shall rigorously comply with the control measures prescribed in the rules and procedures in force at Banco Santander Chile and its subsidiaries, especially as regards authorized limits.

Executives shall give special emphasis and attention to the protection, care, and safeguarding of the institution’s assets or assets on deposit with it, refraining at all times from acquiring, using, encumbering, or disposing of assets without prior authorization.

Executives shall give special protection to the computing / information processing systems for operational records and information, complying with and enforcing the established security and control rules and adopting the necessary precautions to ensure continuity in the institution’s normal conduct of operations.

Executives’ use of the assets, physical facilities, and means placed at their disposal, as well as their making outlays at the expense of the Bank and its subsidiaries, must be done only to the extent needed for the achievement of their assigned objectives. They must always do so in accordance with the austerity principle and they must obtain the prior authorizations that are required in each case and submit the reasons for such outlays in accordance with the rules adopted to that end at Banco Santander Chile and its subsidiaries.

Executives shall abide by the workplace safety rules, so as to prevent and minimize labor accidents.

Executives shall abide by the rules prescribed in the Money Laundering Prevention Manual of Banco Santander Chile and its subsidiaries.

4. Personal Investments

Executives may only perform transactions on their own behalf in the financial markets in accordance with the investment criterion, and never in speculative fashion. Transactions undertaken under the investment criterion are understood as those intended to be kept for at least 30 banking days after purchase.

Executives may in general make non-speculative investments in instruments negotiated on highly liquid markets, as well as in any other markets where the available information is at the public’s disposal. When in doubt, they must consult with the Director of Compliance.

Speculative transactions are understood as those made in the search for immediate profit, those made recurrently or repetitively, those lacking sufficient justification in the ordinary management of equity, and those which, given their market price, risk, or volatility, require a continuous or frequent monitoring of the market that may interfere with or impair the work or functions of an Executive at Banco Santander Chile and its subsidiaries.

Executives are encouraged to perform their transactions in the securities markets through Banco Santander Chile and its subsidiaries. In general terms, this recommendation is followed when purchases and sales of securities are ordered through any institution of the Bank, from which they are then channeled to its securities brokerages.

Both purchases and sales of stocks and other securities listed by Banco Santander Chile and its related, subsidiary, and/or linked companies, as well as those listed by any Grupo Santander Central Hispano company, must be reported to the Director of Compliance.

Executives shall conduct no transactions on their own behalf when they have Reserved Information and Privileged Information as a consequence of the position they hold.

Reserved Information is understood as information related to the Securities Markets which is confidential in the sense of its not being public, is at an Executive’s disposal as a result of his/her position or function and which, given its content and meaning in relation to the market price of the securities in question, might come to be Privileged Information at some time.

Privileged Information, pursuant to Article 164 and following of the Securities Market Act, is all concrete information referring to one or more securities and one or more issuers of securities which has not been made public and which, if it becomes or became public, could influence or could have influenced the market price of said securities to an appreciable extent.

Executives to whom the Code of Conduct of Banco Santander Chile and its subsidiaries applies must make their personal investments in the Securities Markets in accordance with the provisions of said Code.

Executives must avoid excessive indebtedness to finance short-term financial institutions in the Securities Markets, since that could be inimical to their professional activity. They may not engage in uncovered transactions or when they have insufficient provision of funds.

No Executive may acquire, directly or through intermediaries, assets or goods belonging to Banco Santander Chile and its subsidiaries, except in cases where the transaction is a consequence of a transparent and non-limiting offering in which objective criteria for distribution are applied.

For the intents and purposes of this provision, the Director of Compliance is the officer empowered to perform the verifications and determine the information requirements to be deemed necessary, and he/she must give the Executive in question the documentation and information which may be requested of him/her.

III. Conflicts of Interest

In the performance of their professional activity, Executives shall place the interests of Banco Santander, its subsidiaries, and their customers above their own individual interests and those of their relatives or third parties related to them.

Executives, and very especially, those having decision-making powers over the acquisition of supplies and services or the determination of the economic terms of transactions performed on behalf of an institution of Banco Santander Chile and its subsidiaries, shall avoid any kind of interference by customers, suppliers, intermediaries, counterparts, or third parties who might impair their impartiality or objectivity.

Acquisitions of external supplies and services must be performed in accordance with the established procedures in each case, and if there are no such procedures, through transparent procedures consistent with the criteria of objectivity, public nature, and competition.

No Executive may accept trust undertakings, mandates, or powers of attorney from customers—except for those given by relatives—suppliers, intermediaries, or counterparts of Banco Santander Chile and its subsidiaries, without prior written approval from the Compliance Committee or the Director of Compliance. The correspondence to be sent by the institution to the customers may only be retained when the latter have given express and trustworthy authorization.

Executives must avoid exclusivity relations which result in their being tied to specific customers and which may pose difficulties for their relations with other Executives or for the customers’ free and direct use of other channels placed at their disposal by Banco Santander Chile and its subsidiaries.

No Executive may, directly or through an intermediary, accept gifts, invitations, favors, or any other kind of compensation, in money or of any other nature, originating with customers, suppliers, intermediaries, counterparts, political parties or associations, and professional, civic, or charitable associations or organizations.

The following are not included among the foregoing categories for these intents and purposes:

a) Suppliers’ advertising or publicity materials of low value.

b) Normal invitations not exceeding the limits deemed reasonable according to social custom.

c) Occasional services, gratifications, compensations, or indemnifications, provided they are not provided in cash and are given for concrete and exceptional causes, such as Christmas or wedding gifts, and provided they are always within modest and reasonable limits.

All invitations or gifts of any kind which, given their character, frequency, or nature, are viewed by the Executive as a deliberate attempt to impair his/her independence, impartiality, or judgment, must be reported to the Director of Compliance.

Any other gift having a value exceeding the equivalent in pesos of five Development Units or US$ 150 must have been previously authorized by the Area Manager. Even a gift that does not exceed that amount may not be accepted if it might strike a reasonable observer as influencing decision making by the Executive who received it.

No Executive may, directly or through an intermediary, receive money on loan from suppliers, customers, intermediaries, counterparts, or other professionals. Borrowing is authorized only from prestigious credit institutions among whose customary activities is the granting of loans to individuals.

All doubts regarding situations and actions that might lead to potential conflicts of interest must be submitted by the Executive in question to the Director of Compliance for consultation.

IV. Confidentiality

Without prejudice to their observance of any stricter code of ethics, Executives must keep all data, news, reports, accounts, balance sheets, objectives, and other information on Banco Santander Chile and its subsidiaries which have not previously been made public by the institution in absolute professional secrecy, and may not disclose the foregoing to third parties unrelated to the normal performance of their functions nor make use of it for their own profit or advantage or that of their relatives.

For the intents and purposes of this Code, Confidential Information is understood as non-public information, acquired as a consequence of the functions assigned the Executive and referring, among other things, to strategies, business dealings, plans for the introduction of new products and their characteristics, information systems, procedural manuals, lists, and customer data.

Said confidentiality obligation shall remain in force indefinitely, even after the Executive has terminated his/her employment with Banco Santander Chile and its subsidiaries.

When the Confidential Information might be relevant to the market price of any security or instrument negotiated on the markets, the Executive shall abide by the Code of Conduct of Banco Santander Chile and its subsidiaries in the Securities Markets in which the principles and criteria for action vis-à-vis Reserved Information and Privileged Information are prescribed. Any doubts on the subject must be discussed with the Director or Compliance.

The confidentiality and proper use of information on customers is a key principle of the banking business. There is an obligation to ensure the most rigorous professional secrecy in regard to all positions, transactions, balance sheets, financial information, prior knowledge of the change of management, and in general, all information that is known on the basis and as a consequence of employment, and is not accessible to the general public.

Confidential Information on a customer may only be disclosed to third parties with said customer’s prior authorization in writing or in compliance with a provision of law.

Customer data must be obtained and used in accordance with the criteria of maximum security, truthfulness, and accuracy, respecting the customer’s privacy rights and abiding by the legal provisions on protection of personal data, and said data may not be used for any purpose other than those of Banco Santander Chile and its subsidiaries.

Information on the private data of Directors and Executives, as well as other professionals, of Banco Santander Chile and its subsidiaries is likewise confidential, as is information on their accounts and positions at Banco Santander Chile and their compensation, evaluations, and medical examinations. Access to said information, or its disclosure, must be duly justified by the application of this Code or other rules, and is absolutely prohibited in any other case.

Banco Santander Chile and its subsidiaries have and conserve title to the ownership, right to use, and intellectual property of the courses, plans, computing / information processing programs and systems, equipment, manuals, videotapes, and other works and rights created, developed, used, or received by the Executives in or for the performance of their work, none of which may be used for any purpose other than those of Banco Santander Chile and its subsidiaries. Upon the termination of their functions, Executives shall return the materials they have in their possession.

Executives must refrain from disclosing any information on rights, licenses, programs, systems, applications, procedures, knowledge, and in general, technology and know-how, whose ownership or right to use belongs to any institution of Banco Santander Chile and its subsidiaries.

V. External Relations and Relations with Authorities

1. External Relations

In their relations with customers, directors, and executives of other institutions that engage in activities similar to those of Banco Santander Chile and its subsidiaries, confidentiality shall be respected and no action shall be taken which might be deemed to constitute unfair competition.

In their relations and personal contacts with customers, suppliers, intermediaries, or counterparts of Banco Santander Chile and its subsidiaries, Executives shall act prudently, informing the person responsible for the appropriate Department of the Bank with a view to optimizing the service or business dealing to be conducted.

An Executive’s participation in courses, seminars, or similar activities by virtue of his/her employment at Banco Santander Chile and its subsidiaries shall require prior authorization from the Directorate of the Area in which his/her services are rendered.

2. Relations with the Media

Executives’ relations with the communication media must be channeled through the Corporate Communications and Marketing Directorate.

Other than as prescribed in the preceding paragraph, Executives may not make any public statements.

Executives shall avoid making commentaries or spreading rumors which might impair the image of Banco Santander Chile and its subsidiaries, the industries in which they operate, or their competitors or customers.

3. Relations with the Authorities

Executives shall adopt an attitude of respect and full cooperation toward representatives of the Authorities in the framework of each one’s powers.

Demands for information and orders to take action received from Authorities in the exercise of their powers must be promptly recorded by the Executives authorized to receive them. The necessary legal advice shall be sought, with a view to the authorized professional’s answering or carrying out said requirements in the proper time and form, and a copy of the response made or the information furnished, duly sealed by the requiring Authority, must be kept.

In the event the agency that contacts the Executive, by telephone or in writing, does so in relation to any activity conducted by Banco Santander Chile and its subsidiaries on the Securities Market, the Director of Compliance shall be informed forthwith.

Any offers of personal benefits, favors, or compensation to a public official which could be viewed as being made to obtain or conserve business for Banco Santander Chile and its subsidiaries or to obtain the adoption of an unfair resolution, are prohibited.

Invitations or any other social acts addressed to public officials may never give rise to mistaken interpretations that cast doubt on the morality or integrity of an Executive of Banco Santander Chile and its subsidiaries.

4. Political Activities

Executives who, in the use of their legitimate rights and public freedom, belong to or cooperate with a political party shall take special care not to involve, relate, or affect the name and image of the institution or Banco Santander Chile and its subsidiaries.

Prior to the acceptance of any political position, an Executive must send a communication to the Director of Compliance indicating the nature of the position and any conflict of interest that might exist vis-à-vis the performance of his/her functions.

In the contributions or services of any kind which Directors perform for political parties, associations, or candidates, it shall be made clear at all times that they do so personally as private individuals, free of any relation or professional link to Banco Santander Chile and its subsidiaries, and they shall always make said contributions or services contingent on compliance with the rules of dedication prescribed in this Code.

VI. Disciplinary Functions

Disciplinary and/or labor measures may be taken in the event of violation on the rules prescribed in this Code.

The Compliance Committee shall be empowered to examine and penalize violations of the Code of Conduct for Executive Personnel of Banco Santander Chile and its subsidiaries in the following cases:

•	When in view of the importance, complexity, or transcendence of the violation, any of the Committee members consider it necessary to bring the issue before the Compliance Committee.

•	In cases of Code violations allegedly committed by members of the Top Management of Banco Santander Chile and its subsidiaries. For the intents and purposes of this Code, Top Management is understood as the members of the personnel of Banco Santander Chile and its subsidiaries who hold at least the rank of Division Manager or that of General Manager of a subsidiary or related company.

The Audit Areas shall give the Compliance Committee the information required to examine and decide, and the Human Resources Area shall be responsible for serving notices and enforcing the decisions adopted by the Compliance Committee.

The Director of Compliance shall be empowered to process cases and propose resolutions for other violations of the Code of Conduct for Executives of Banco Santander Chile and its subsidiaries. Said proposals shall not be binding. The Human Resources Directorate shall issue the resolutions and enforce them in such cases.

All Executives accused by the Compliance Committee of having committed any violation shall be entitled to defend themselves against the accusation before the Committee, to which end they must be granted, in writing, a time span for submission of said defense and of the evidence needed to support it.

VII. Compliance Committee

1. Composition

The Compliance Committee shall comprise four Members, appointed by the Board of Banco Santander Chile and its subsidiaries, from among whom the Director of Compliance shall be appointed. The Director of Compliance shall be the Chair of the Compliance Committee and shall likewise be empowered to put into practice and monitor the compliance systems at the institutions of Banco Santander Chile and its subsidiaries.

Members of the Compliance Committee shall have an indefinite term of office, remaining at their posts until the Board of Banco Santander Chile and its subsidiaries resolves to remove them.

The Compliance Committee shall designate a Secretary, who shall not be a Member thereof. His/her functions shall be to call the Committee meetings, take minutes thereof, and keep custody of the Minute Book.

The Compliance Committee, acting through its Chair, shall submit semiannual reports to the Chair of the Grupo Santander Central Hispano Compliance Committee. Said reports shall contain, at the least, a summary of the actions taken since the previous report.

2. Functions

The Compliance Committee has the functions of complying with and enforcing the provisions of the Code of Conduct and other complementary rules, currently in existence or adopted in the future, as well as the adoption and application of the procedures required to ensure compliance with the Code of Conduct and the interpretation, management, and supervision of the rules prescribed therein, and the resolution of the conflicts to which its application may give rise. All the foregoing shall be without prejudice to the specific powers held by the Human Resources Directorate.

The Compliance Committee shall establish adequate coordination regarding issues prescribed in this Code with other institutions of Grupo Santander Central Hispano, located in or outside of Spain, and may issue Circulars and Instructions for the formulation, implementation, and interpretation thereof.

The Director of Compliance shall perform the Compliance Committee’s executive functions, within the limits of the guidelines that may be adopted by the Committee. For the performance of their functions, the Compliance Committee and the Director of Compliance shall have the broadest possible powers, and to that end, they shall have access to all the documentation and information that can be obtained from the persons or institutions in question, and the bodies and Executives of Banco Santander Chile and its subsidiaries.

3. Meetings

The Compliance Committee shall meet at least quarterly, when called by the Chair, and in any case when a meeting is requested by any of its members. The Agenda shall be determined by the Chair, and shall reflect the proposals put forward by any of the Committee Members. In the event an urgent meeting is necessary, the call to meeting may validly be made by any means, and the resolutions adopted shall likewise be valid when three of the Committee’s members are present.

VIII. Term of Validity and Repeal

This Code of Conduct was approved by the Board of Banco Santander Chile and its subsidiaries on April 26, 2001.

It shall become applicable on May 1 2001. It shall be binding for the Executive personnel from the time of signing. Until that takes place, the Codes of Conduct that may be applicable to them shall remain in force. Without prejudice to the foregoing, the references to any overseeing body in any such Codes shall be understood to refer to the Compliance Committee.

The Code for Financial Market Executives and Employees of Banco Santander-Chile and its subsidiaries is hereby repealed.

This Code does not repeal the Code of Conduct for Employees of Banco Santander-Chile and its subsidiaries.

IX. Knowledge and Acceptance of the Code of Conduct

The Grupo Santander Central Hispano Executive hereby declares that he/she has read this Code of Conduct, and by means of his/her signature undertakes to give strict compliance with its content.

4/26/2001

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